                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

 PRESS RELEASE

TELECOM ITALIA SINGS AGREEMENT WITH TRADE UNIONS TO INCREASE PRODUCTIVITY

The agreement provides for a more effective labour organization. Surplus labour to be managed mainly through solidarity contracts

Rome, 27  March, 2013

Telecom Italia and the Trade Unions today signed an agreement reached after constructive dialogue between the two sides aimed at increasing internal productivity through a more effective organization of labour and internalisation of activities outsourced externally. Redundancies will be managed mainly through the adoption of solidarity contracts.

The understanding, that is particularly innovative in terms of job requalification and evaluation, allows respecting the Company’s 3-year Plan targets that foresee continuation of the process of cost reductions, including labour costs.

In a TLC market under a strong competitive pressure on prices and the resulting squeeze on revenues, margins and the sustainability of cost structures, Telecom Italia and the Trade Unions agreed on the need to implement structural measures to offset the reduction in work volumes and safeguard long-term employment.

Further, the agreement signed today allows managing the redundancies identified for the period 2013/2014 through social security cushions such as solidarity contracts avoiding layoffs.

Specifically, 2,500 of the 3,000 jobs at risk at Telecom Italia SpA will be saved through solidarity contracts covering around 32,000 employees. Meanwhile 500 workers will leave the company either because they already have legal pension entitlements or voluntarily because will reach pension age during the flexibility period under Law 223/91.

A further 350 surplus jobs identified at Telecom Italia Information Technology for the period 2013/2014 will be protected using the same support mechanisms.

The main measures planned are as follows:

Caring Services Division

The company accepted the trade union proposal to put back the spin off of this business until 1 April 2014. The parties also agreed to rationalise the Caring Services sites with the closure of 47 centres with less than 46 employees. The staff involved will be allowed to apply to work from home.

Open Access

Telecom Italia will begin a reorganisation of the work of the maintenance and customer repair teams. For example, each engineer will be given a company vehicle to keep at home to save time reaching customers' premises and a vehicle geolocation system will be introduced to optimise operations and improve safety standards.

Directory Assistance

The company promised to avoid wholesale redundancies even in the event of a complete cessation of activities in an area which has struggled for years from shrinking business due to changing market conditions. The parties agreed to find sustainable solutions including reskilling of workers to fill more productive positions.

Bonuses

The parties also set out the new bonus regime for the 2013-2015 period. The new bonuses will be linked to annual targets based on the company's financial (EBITDA, revenues) and quality (customer satisfaction) results.

COO Marco Patuano, said: “Today's agreement demonstrates our readiness for constructive dialogue with the Trade Unions, to guarantee respect for and protection of the workers, who represent an important asset for the Group. In this context, I believe it is particularly important to stress the constructive and responsible attitude of the trade unions, that not only agreed on a painless solution to the problem of surplus jobs but also contributed, in accord with the Company, to a farsighted plan to raise productivity  to protect employment over the coming years.

“This agreement enables us to respect our 3-year Plan efficiency targets and go forward with greater confidence with the investments necessary to relaunch Telecom Italia."

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2013-2015 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 27th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager